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MAY 17 2022

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SEC FILE NUMBER
8-69368

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Babcock & Brown Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

29 River Road
(No. and Street)

Cos Cob, (City) CT (State) 06807 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Cohane (Name) 203-249-1358 (Area Code – Telephone Number) mary.cohane@burnhamsterling.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thorton LLP
(Name – if individual, state last, first, and middle name)

757 Third Ave, 9th FL (Address) New York (City) NY (State) 10017 (Zip Code)

09/24/2003 (Date of Registration with PCAOB)(if applicable) 248 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Dickey Morgan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Babcock & Brown Securities LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARY E. COHANE
Notary Public of Connecticut
My Commission Expires 8/31/2024

Notary Public

Signature:

Title: Executive Managing Director

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BABCOCK & BROWN SECURITIES
29 RIVER ROAD, SUITE 102, COS COB, CT 06807

BABCOCK & BROWN SECURITIES LLC

(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2021

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

GrantThornton

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owners
Babcock & Brown Securities LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Babcock & Brown Securities LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2022.

New York, New York
May 12, 2022

BABCOCK & BROWN SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

Assets:	
Cash and cash equivalents	$3,222,432
Receivables, net (see Notes 2 and 6)	4,771,389
Due from affiliate	9,889
Other assets	5,278
Total Assets	$8,008,988
Liabilities and Member's Equity:	
Accrued expenses	$1,799,757
Due to affiliate	89,770
Deferred tax liabilities (see Notes 2 and 9)	789,648
Total Liabilities	$2,679,175
Member's Equity	5,329,813
Total Liabilities and Member's Equity	$8,008,988

The accompanying notes are an integral part of this financial statement

1. ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Babcock & Brown Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a single-member Connecticut limited liability company wholly-owned by Burnham Holdings LLC ("BH"), a Connecticut limited liability company. The Company has been approved by FINRA to engage in the private placement of securities, act as a broker-dealer in selling interests in unregistered private investment funds and engage in mergers and acquisitions in an advisory capacity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2021, consisted of two bank accounts, each at a different U.S. commercial bank, one bank account held in the commercial banking affiliate of a U.S. brokerage firm and one money market account.

Receivables

The Company accounts for receivables under the provisions of ASC 326, "Financial Instruments – Credit Losses (Topic 326)" along with related clarifications and improvements. The Company measures credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company's assets within the scope of ASC 326 include receivables on the Company's statement of financial condition.

For receivables with due dates in excess of one year from the completion of the transaction, such receivables are discounted to present value, with the discounts reflecting both the time value of money and a market risk component based on the creditworthiness of the receivable obligor and any collateral. The discounts reduce both the receivables and revenue recognized. The discounts are amortized using the effective

interest method and recognized as interest income over the term of the receivables and are reported as interest income-receivables in the statement of operations.

As of December 31, 2021, the Company individually evaluated its four customers for an allowance for credit losses. The Company recorded an allowance of $191,212 related to Avianca Holdings SA. In December 2021 Nordic Aviation Capital filed for Chapter 11 bankruptcy protection and as of December 31, 2021, the Company reserved $895,412 for credit losses as a result. For the remaining two customers the Company recorded an allowance of $160,498. The total allowance for credit losses as of December 31, 2021, is $1,247,123. See Note 6.

Income Taxes

The Company is included in the consolidated federal and state consolidated income tax returns of BH. Income taxes have been determined on a separate company basis.

The Company elected to change its entity classification from a single member LLC "disregarded entity" to a C corporation for tax purposes effective January 1, 2021. When an entity changes tax status from nontaxable to taxable a deferred tax liability or asset is recognized for temporary differences in accordance with ASC 740 at the date the entity becomes a taxable entity.

Income tax expense for the year ended December 31, 2021 is the total of the current year income tax due or refundable and the change in deferred tax assets or liabilities, as well as income tax expense recorded as a result of changing to a C corporation. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company did not have any unrecognized tax benefits as of December 31, 2021, and do not expect any in the next twelve months.

The Company recognizes interest and/or penalties related to income tax matters in interest expense and tax penalty expense.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires that the Company's management make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Contract Costs

Costs incurred to fulfill the Company's performance obligations are expensed when incurred and are only capitalized when those costs (1) relate directly to a contract or anticipated contract; (2) generate or enhance resources of the Company that will be used in satisfying future performance obligations; and (3) are expected to be recovered. These contract costs will be capitalized when these three criteria are met at the earlier of (1) a signed contract or (2) an approved reimbursement. Expenses are presented net of all reimbursements. For the year ended December 31, 2021, there were no contract costs capitalized. As of December 31, 2021, no contract assets nor liabilities are recorded on the statement of financial condition.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined as the greater of (x) 6 2/3% of aggregate indebtedness, or (y) $5,000. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined in such Rule, shall not exceed a ratio of 15 to 1. At December 31, 2021, the Company's net capital was $1,290,135 which is $1,164,167 in excess of its required minimum net capital of $125,968.

5. RISK AND UNCERTAINTIES

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents accounts with four financial institutions which, at times, may be uninsured or exceed insured amounts. The Company attempts to reduce its exposure to credit risk by maintaining cash and cash equivalent balances with sound financial institutions and well-managed money market funds and monitoring their financial strength. The Company has not incurred any losses on these accounts. At December 31, 2021, the Company had $2,384,607 in excess of insured limits.

Receivables

At December 31, 2021, two clients accounted for 98% of the Company's gross receivables of which one client accounted for approximately 91%. The receivable from this one client originated in 2021.

Covid - 19

The ongoing Covid-19 pandemic has had an adverse effect on the Company's industry and the market in which it operates. As a result of Covid-19, economic uncertainties have arisen which negatively impacted the Company's receivables. Other financial impacts could occur though such potential impacts are unknown at this time.

6. RECEIVABLES, NET

Receivables consist of the following at December 31, 2021:

Promissory note receivable from customer	$415,500
Accounts receivable	6,393,187
Less: provision for credit loss	(1,247,123)
Less: discount on accounts receivable	(790,175)
Receivables, net	$4,771,389

The note receivable was issued on December 24, 2014 and bears interest at the twelve month LIBOR rate plus a market spread. The note is payable in installments through October 2024.

Accounts receivable represents transaction compensation due as of December 31, 2021, that will be paid to the Company over time in scheduled periodic installments. The latest installment is in October 2035, and the weighted average discount rate used was approximately 2.967%.

7. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, Burnham Sterling & Company LLC ("BSC"), whereby the Company is billed an allocated percentage of direct expenses paid by BSC. The allocation is based on the time allocated by the Company's personnel to the operations of the Company. The bonuses paid by the Company are not shared with BSC. As of December 31, 2021, the Company owed BSC $89,770 for amounts billed under the expense sharing agreement.

The Company is allocated a portion of expense reimbursements received by BSC from third parties for allowable expenses equal to the expenses allocated to the Company

under the expense sharing agreement. The Company is allocated these amounts when they are billed by BSC. At December 31, 2021, the Company was owed $9,889 from BSC for such expense reimbursement allocation.

The Company has a month-to-month sublease agreement with an affiliate, Burnham Sterling Greenwich LLC ("BSG"), whereby the Company paid rent of $500 per month. The lease expires on June 30, 2022 unless terminated by either party as described in the lease. For the year ended December 31, 2021, total rent paid to BSG amounted to $6,000.

8. CONTINGENT LIABILITIES

From time to time the Company can be subject to claims and/or become a party to legal proceedings that arise in the normal course of business. The Company does not believe that as of December 31, 2021 it has any matters that will have a material adverse effect on its financial condition, results of operations or cash flow.

9. INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by BH. Income taxes are calculated as if the Company filed a separate income tax return.

The provision for income taxes reflected in the accompanying statement of operations consists of the following:

Current Expense	
Federal	905,242
State	349,514
Total Current	1,254,756
Deferred Expense	
Federal	242,681
State	93,701
Establish DTL - C Corporation Conversion	453,266
Total Deferred	789,648
Total Tax Provision	2,044,404

Deferred tax assets and liabilities at December 31, 2021 were as follows:

Deferred Tax Asset/Liabilities	
Bad Debts	756,304
Accrued Bonuses	445,983
Accrual to Cash Adjustment – Deferred Expenses	53,149
Deferred Tax Asset	1,255,436
Accrual to Cash Adjustment- Prepaid expenses	(1,421)
Accrual to Cash Adjustment – Deferred Revenue	(2,043,633)
Deferred tax liability	(2,045,084)
Net Deferred Tax Asset/(Liability)	(789,648)

Effective tax rates differ from the federal statutory rate of 21% for 2021 applied to income before income taxes due to the following:

Federal statutory rate times financial statement income	1,240,998
Establish net DTL - C Corporation conversion	453,266
State taxes, net of federal benefit	350,140
Provision for Income Tax	2,044,404

At December 31, 2021, the Company was included in the BH consolidated federal and state income tax returns. Tax years after 2018 are open and subject to examination. The valuation allowance was zero at December 31, 2021.

10. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through May 12, 2022, the date that these financial statements were issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2021.